UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Incorporation By Reference

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (file No. 333-259748), Form F-1 (file No. 333-249170), Form F-3 (file No. 333-256630), Form S-8 (file No. 333-238679).

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2021 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1)	the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1;
(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;
(3)	the press release dated October 1, 2021; and
(4)	Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibit Index:

99.1	Unaudited Consolidated Financial Statements and Related Notes for the Six Months Ended June 30, 2021 and 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press release dated October 1, 2021 (previously filed)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104.	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: October 12, 2021	By:	/s/ Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer